November 4, 2024

Scott A. Kingsley
Chief Executive Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

       Re: NBT Bancorp Inc.
           Registration Statement on Form S-4
           Filed October 24, 2024
           File No. 333-282822
Dear Scott A. Kingsley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Les Reese, Esq.